Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor	Successor
	Three months Ended April 2, 2005 (unaudited)	Nine months Ended December 31, 2005 (unaudited)		Twelve months Ended December 30, 2006 (unaudited)		Twelve months Ended December 29, 2007 (unaudited)	Twelve months Ended January 3, 2009 (unaudited)	Twelve months Ended January 2, 2010 (unaudited)
Consolidated pretax income (loss) from operations	$(20,947)	$(2,329)		$(6,089)		$4,240	$21,044	$12,258
Interest	3,682	41,359		60,065		61,633	59,169	54,415
Interest portion of rent expense	2,214	7,010		9,957		11,169	12,390	15,822

Earnings	$(15,051)	$46,040		$63,933		$77,042	$92,603	$82,495

Interest	$3,682	$41,359		$60,065		$61,633	$59,169	$54,415
Interest portion of rent expense	2,214	7,010		9,957		11,169	12,390	15,822

Fixed Charges	$5,896	$48,369		$70,022		$72,802	$71,559	$70,237

Ratio of Earnings to Fixed Charges	— (a)	—	(b)	—	(c)	1.06	1.29	1.17

(a)	In first quarter fiscal 2005, earnings were insufficient to cover fixed charges by $20.9 million
(b)	In the nine months ended December 31, 2005, earnings were insufficient to cover fixed charges by $2.3 million
(c)	In the twelve months ended December 30, 2006, earnings were insufficient to cover fixed charges by $6.1 million